SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

CNPJ No. 76.483.817/0001-20

PUBLIC COMPANY

CVM Registration No. 1431-1

NIRE 41300036535

CERTIFICATE OF THE MINUTES OF THE 264TH

EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

I certify, for all intents and purposes, that on November 18, 2025, at 4 p.m., the undersigned members of the Board of Directors registered this meeting, through vote by electronic means, to decide on the matters set forth in the agenda.

The Board of Directors has decided on:

01. PROPOSAL FOR INCOME VIA INTEREST ON EQUITY - IOE - The Vice Presidency of Finance and Investor Relations has made available a proposal for distribution of earnings in the form of Interest on Equity - IOE (Juros sobre Capital Próprio - JCP) in the gross amount of R$1,100,000,000.00 (one billion, one hundred million reais), based on the results for the first half of 2025, to be credited to shareholders of record on December 30, 2025 (cut-off date), respecting negotiations carried out up to and including that date. The IOE amounts, net of withholding taxes, will be allocated to the mandatory dividend for the 2025 fiscal year, in accordance with the criteria established in Article 87, Paragraph 2 of the Company's Bylaws. Additionally, it was clarified that, exceptionally, due to the migration process to the Novo Mercado, the payment of IOE will occur at the beginning of the following year (2026). After reviewing and discussing the matter, the material for which remains in the custody of the Department of Secretariat, and based on the favorable recommendation of the Company's Executive Board, issued at its 2652nd Meeting, of November 6, 2025, the Board of Directors unanimously decided to approve the proposal for the distribution of interim dividends for the 2025 fiscal year, in the form of IOE, with the second payment event of the year, in accordance with item 1.8.3 of the Dividend Policy, to be held on January 19, 2026, pursuant to Article 30, item XXII, and Article 87, §1 of the Company's Bylaws. ------------------------------------------------------------------------------------------------

02. BUSINESS BUDGET AND ANNUAL INVESTMENT BUDGET - The Vice Presidency of Finance and Investor Relations has made available a Business Budget proposal for the fiscal years 2026-2030, updating the assumptions for its preparation, considering the funding and investment programs regarding Copel (Holding) and its Wholly Owned Subsidiaries, as well as the respective impacts of the proposal on the Company's projected financial statements. It was reported that the Annual Investment Budget for the 2026 fiscal year will be of R$3,021,288,866.00 (three billion, twenty-one million, two hundred and eighty-eight thousand, eight hundred and sixty-six reais) and the forecast for the years 2027 to 2030 will be R$14,898,649,423.00 (fourteen billion, eight hundred and ninety-eight million, six hundred and forty-nine thousand, four hundred and twenty-three reais), at current values. After careful analysis of the subject and based on the favorable recommendation of the Company's Executive Board, issued at its 2652nd Meeting, of November 6, 2025, as well as of the Investment and Innovation Committee, at its 77th Meeting, of November 11, 2025, the Board of Directors unanimously decided to approve the Company Budget Proposal for the period from 2026 to 2030, as detailed in the material provided, a copy of which remains in the custody of the Department of Secretariat. -------------------

Attendance: MARCEL MARTINS MALCZEWSKI (Chairman); AUGUSTO CEZAR TAVARES BAIÃO; GERALDO CORRÊA DE LYRA JUNIOR; JACILDO LARA MARTINS; MARCO ANTÔNIO BARBOSA CÂNDIDO; MOACIR CARLOS BERTOL; PEDRO FRANCO SALES; RAUL ALMEIDA CADENA; VIVIANE ISABELA DE OLIVEIRA MARTINS; and KARINE SATIE YOSHIOKA (Secretary).

KARINE SATIE YOSHIOKA

Copel’s Secretary of Governance

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 19, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.